KAD 3/18

UN
SECURITIES ANL
14048419
Washington, D.C. 20549

Public

RECEIVED FEB 28 2014 WASH, D.C. 193 SECTION PROCESSING

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FundMe Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

818 Mission Street, Suite 300
(No. and Street)

San Francisco (City) California (State) 94103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leroy Eakin 415.529.7408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, Leroy Eakin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FundMe Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 26 day of Feb 2014 by Leroy Eakin proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

COO

Title

GARY HIRSCH
COMM. # 1986652
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Aug. 28, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUNDME SECURITIES, LLC

(SEC I.D. No. 8-69052)

FINANCIAL STATEMENT AND
SUPPLEMENTAL SCHEDULES
FOR THE PERIOD ENDED DECEMBER 31, 2013
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Public Report

Independent Auditor's Report

Board of Directors
FUNDME Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of FUNDME Securities, LLC, (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FUNDME Securities, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 14, 2014

FUNDME SECURITIES, LLC

Statement of Financial Condition
December 31, 2013

Assets

Cash	$	284,815
Accounts receivable		69,120
Securities owned, at fair value		500
Prepaid expenses		26,298
Total assets	$	380,733

Liabilities and Member's Equity

Accounts payable	$	32,226
Commissions payable		24,324
Total liabilities		56,550
Member's equity		324,183
Total liabilities and member's equity	$	380,733

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Fundme Securities, LLC (doing business as CircleUp) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), and the Securities Investor Protection Corporation (the“SIPC”). The Company was formed on January 23, 2012, and was approved by the SEC and FINRA as a broker-dealer on May 2, 2013, whereby the Company commenced operations as a broker-dealer. The Company is a wholly-owned subsidiary of CircleUp Network, Inc. (the “Parent”).

The Company is engaged in the business of operating an online platform that supports the purchase and sale of private company shares. Specifically, the firm acts as a placement agent to institutional clients and accredited investors for non-public companies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting. The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are null.

3. Fair Value Measurements and Disclosures

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, (“Topic 820”) defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date.

Fair Value Measurements and Disclosures – Continued

In accordance with Topic 820 the Company classifies its investments within the three levels of the fair value hierarchy under Topic 820 as described below.

> Level 1 – Quoted prices in active markets for identical securities.
>
> Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
>
> Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's securities owned for $500 within the statement of financial condition are warrants received from a non-public company as commission related to services provided. The Company classifies the warrants as Level 3. The warrants are restricted securities that provide the Company with the right, if exercised, to purchase shares of the non-public company. The Company considers these to be Level 3 because they are traded infrequently if at all, and therefore, the inputs are unobservable. These securities are carried at cost which approximates fair value.

4. Commitments and Contingencies

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position,

statement of income or cash flows. As of December 31, 2013, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $228,265 which was $221,196 in excess of its required net capital of $7,069; and the Company's ratio of aggregate indebtedness ($56,550) to net capital was 0.25 to 1, which is less than the 8 to 1 maximum allowed.

6. Recently Issued Accounting Pronouncements

The FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's balance sheet:

ASU Number	**Title**	**Effective Date**
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities *(December 2011).*	After 01/01/13

Recently Issued Accounting Pronouncements - Continued

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.